FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         January 9, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Release

                               EXHIBIT LIST

Exhibit           Description

99.1     Press Release

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: January 9, 2004

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.


Paris, January 9, 2004 -  Sodexho Alliance Strengthens Management Teams

Following the appointment of co-Chief Operating Officers Jean-Michel Dhenain and Michel Landel, Sodexho Alliance Chairman Pierre Bellon has strengthened his management team, as he announced last June, by "speeding the promotion of people based on performance, with support through high-level recruitments."

In North America, Dick Macedonia was promoted to Chief Operating Officer in June. Michel Landel has now broadened Dick Macedonia's responsibilities by appointing him President and Chief Operating Officer of Sodexho North America.

In Continental Europe, Jean-Michel Dhenain has strengthened his team, while gradually organizing operations into four separate regions: France, Northern Europe, Southern Europe, Central and Eastern Europe.

In the United Kingdom and Ireland, we have made the following changes to the management team.

Michel Landel, President and Chief Operating Officer of Sodexho Alliance, is also serving as Executive Chairman of Sodexho United Kingdom and Ireland. Mark Shipman has announced his plans to return to the United States for personal reasons. Mark Shipman will remain Chief Executive UK and Ireland until March 31, 2004.

Michel Landel has announced two appointments:
Francois-Xavier Bellon has been promoted Chief Executive and Debbie White has joined Sodexho United Kingdom and Ireland as Chief Financial Officer.

A graduate of the European Business School, Francois-Xavier Bellon began his career in services as an agency manager for Adia France, before serving as Regional Director, Catalonia for Ecco in Spain. In 1995, he joined Sodexho France, where he successively held operational and sales positions. In 1999, he became Managing Director of Sodexho Mexico where he managed a successful turnaround.

A graduate of Cambridge University and a Chartered Accountant, Debbie White first worked for Arthur Andersen. From 1987 to 1999, she held various senior financial roles within AstraZeneca PLC. In 2000, she joined
PriceWaterhouseCoopers as a director and became an associate partner when IBM purchased PWC Consulting in 2002.

Commenting on the appointments Michel Landel said : "I am extremely confident in the ability of the new team. They will continue to implement the current strategic plan and grow profitability to the Group average."



A new position of Senior Vice President, Group Purchasing has been created to further improve the efficiency of our procurement process. It will be filled by Philippe Lauthier.

In addition to a post-graduate degree from the Universite de Marseille and a Master's Degree in Economic Science, Mr. Lauthier has acquired unrivalled expertise in purchasing management at companies renowned for their performance in this area, such as Auchan (1981-1989), Promodes (1989-1999) and Carrefour (1999 to present). After gaining international experience at Promodes, Mr. Lauthier successfully developed the synergies resulting from the Carrefour-Promodes-Comptoirs Modernes merger.

Mr. Lauthier will be a member of the Sodexho Alliance Executive Committee.

In a statement, the Executive Committee emphasized that "these appointments and recruitments are in line with our previously announced policy and reflect the vitality of our human resources as well as our commitment to hiring experienced, competent people to match our specific needs in all aspects of our business. Our ability to attract new talent is a good sign of our company's health."




Attached resumes:

Francois-Xavier Bellon, Philippe Lauthier, Dick Macedonia and Debbie White.

                                    BIOGRAPHY

                             Francois-Xavier Bellon
               Chief Executive, Sodexho United Kingdom and Ireland

A graduate of the European Business School, Francois-Xavier Bellon began his career in the services industry, first as an agency manager for Adia France and then as Regional Director, Catalonia for Ecco in Spain, where he quadrupled sales in just two years.

In 1995, he joined Sodexho France, where he successively held operational and sales positions. In 1997, he was appointed Healthcare Business Development Manager for the greater Paris region.
In 1999, he became Managing Director of Sodexho Mexico in the Food and Management Services business. After redefining the growth strategy, he implemented the action plans needed to turn the subsidiary around and restore its growth momentum. In fiscal year 2002/2003, the company reported its first operating profit in several years.

Building on the successful turnaround of the Mexican subsidiary, Francois-Xavier Bellon has been appointed Chief Executive of the Food and Management Services business in the United Kingdom and Ireland. He has also been appointed a member of the Sodexho Alliance Operational Committee.

Francois-Xavier Bellon, 38, is married and has four children. He has been a member of the Board of Sodexho Alliance since 1989.

                                    BIOGRAPHY

                                Philippe Lauthier
              Senior Vice President, Purchasing - Sodexho Alliance


With a post-graduate degree from the Universite de Marseille and a Master's Degree in Economic Science, Philippe Lauthier has spent his career at food retailing companies renowned for their performance, such as Auchan (1981-1989), Promodes (1989-1999) and Carrefour (1999 until now). At each one, his managerial responsibilities covered global sourcing, quality control and product traceability, as well as supply chain optimization.

After gaining international experience as Managing Director of the Promodes Central Purchasing Agency from 1994 to 1999, he successfully developed the synergies resulting from the Carrefour-Promodes-Comptoirs Modernes merger in France (1999-2003).

Mr. Lauthier has been appointed Sodexho Alliance Senior Vice President, Purchasing, and a member of the Sodexho Alliance Executive Committee.


Philippe Lauthier, 45, is married and has three children.

                                    BIOGRAPHY

                                Richard Macedonia
                      President and Chief Operating Officer
                                  Sodexho, Inc.

Richard "Dick" Macedonia is the President and Chief Operating Officer of Sodexho, Inc., the leading provider of food and facilities management services in North America, responsible for overseeing all operating divisions, and more than 6,000 clients. Mr. Macedonia is also a member of the Sodexho Alliance Executive Committee.

Before being named COO, Mr. Macedonia most recently was the president for Sodexho's Health Care Services Division, managing sales in excess of $3.2 billion annually, and providing on-site department management services to over 1,400 health care facilities and systems in the US.

Mr. Macedonia began his career with the company in 1968 as a unit manager in the Campus Services Division, and joined Health Care Services in 1975. He has held positions throughout the divisions including district manager, vice president of marketing and sales, and vice president of business development.

Mr. Macedonia is a graduate of Indiana University of Pennsylvania, Indiana, PA. He is a corporate member of both the Health Insights Foundation and the Hospital Research and Development Institute.

Mr. Macedonia has been married for 36 years and has four daughters. He enjoys golf and international travel.

                                    BIOGRAPHY

                                  Debbie White
                             Chief Financial Officer
                       Sodexho United Kingdom and Ireland

A graduate of Cambridge University and a Chartered Accountant, Debbie White first worked for Arthur Andersen and then, from 1987 to 1999, she held various senior financial roles within AstraZeneca PLC. In 2000, she joined PriceWaterhouseCoopers as a director and became an associate partner when IBM purchased PWC Consulting in 2002.

Her international financial and budget control experience acquired in prestigious companies will provide additional strength in enabling Sodexho United Kingdom and Ireland to restore its profitability to Group levels.

Ms. White has been appointed Chief Financial Officer of Sodexho United Kingdom and Ireland and will serve on the subsidiary's Executive Committee.

Debbie White, 41, is married and has three children.

About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 308,000 employees on 23,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.7 billion euros for the fiscal year that ended on August 31, 2003. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals
3.9 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.


Media Relations: Jerome Chambin
Tel: +33 130 85 74 18
Fax: +33 130 85 52 32
E-mail:  jerome.chambin@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda
Tel: +33 130 85 29 39
Fax +33 130 85 51 81
E-mail: jeanjacques.vironda@sodexhoalliance.com